INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

January 22, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Stone Toro Market Neutral Fund

Ladies and Gentlemen:

This letter is in response to the comments received from staff of the Securities and Exchange Commission (the “Commission”) by telephone on August 27, 2014 on the Registrant’s registration statement filed on Form N-1A with respect to the Stone Toro Market Neutral Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 598 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses of the Fund
1.	Submit a completed fee table and expense example via correspondence before the effective date.

Response:  The Registrant has submitted the requested correspondence.

2.	In the fee table on page 3 under “Other Expenses,” indent these expenses.

Response:  The Registrant has made the suggested revision.

3.
Footnote 3 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 2015.” Confirm that this date will be no less than one year from the effective date of the Fund’s registration statement.

Response:  The Registrant confirms that the term of the expense limit agreement is at least one year from the effective date and has updated the language in Footnote 3 to include “August 31, 2016.”

Principal Investment Strategies
4.	On page 4, disclose what a “market neutral” strategy is and how the Advisor intends to achieve this strategy.

Response:  The Registrant has added the following disclosure:

“The Fund follows a market neutral investment strategy, which the Fund’s advisor defines as a strategy that seeks to produce returns with risk and volatility that are uncorrelated with the general global market risk and volatility (“market neutral returns”).

The Fund pursues its investment strategy by employing a global long/short approach, investing in and selling short primarily equity securities of companies listed or traded on an exchange represented in the MSCI All Country World Index (“ACWI”).”

5.	Provide details regarding “direct or other forms of indirect borrowings” such as the purpose of borrowing and which types of other forms of borrowings there will be.

Response:  The Registrant confirms that the term “direct or other forms of indirect borrowings” refers to leverage employed by the Fund in the form of trading on margin and other forms of direct or indirect borrowings including reverse repurchase agreements and the proceeds from short sales.  The Registrant has amended the language in the Prospectus as follows:

“To the extent permitted under the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund will employ leverage indirectly through trading on margin and entering into other forms of direct or indirect borrowings including reverse repurchase agreements and short sales.”

6.	Confirm whether the Fund will invest in derivatives, and if the Fund will invest in derivatives, disclose the types and risks.

Response:  The Registrant confirms that the Fund may use derivatives including listed index and equity futures contracts, listed and over-the-counter options, forward contracts on currencies, options on securities indices and equity swaps.  In addition the Fund may lend its portfolio of securities held long.  The Registrant has added the appropriate risks under the heading “Derivatives Risk,” “Put and Call Options,” “Futures Transactions,” “Swaps,” and “Purchasing Initial Public Offerings” and has also added the following language to the Fund’s Principal Investment Strategies:

“In addition, from time to time, instead of, and/or in addition to, investing directly in particular securities, the Fund may use derivatives in seeking to generate market neutral returns.  The types of derivatives the Fund may use include index and equity futures contracts, listed and over-the-counter options, forward contracts on currencies, options on securities indices and equity swaps”

Principal Risks of Investing
7.
On page 6 under “Concentration Risk,” instead of “concentration” use a different word such as “focus,” since the word “concentration” connotes a specific meaning under the Investment Company Act of 1940.

Response:  The Registrant has revised the section to replace the word “concentration” with the word “focus” as follows:

“Focus Risk. To the extent that the Fund’s portfolio reflects focus in the securities of issuers in a particular region, market, industry, group of industries, country or group of countries, the Fund may be adversely affected by the performance of those securities, may be subject to increased price volatility and may be more susceptible to adverse economic, market, social or political conditions or regulatory occurrences affecting that region, market, industry, group of industries, country or group of countries.”

8.	Confirm whether the Fund will use futures contracts and if so, add to the Principal Investment Strategies section. If not, delete the reference in “Leveraging Risk” to futures contracts.

Response:  The Registrant confirms that the Fund will only invest in futures contracts for hedging purposes, typically to reduce risk in the portfolio and not as a principal investment strategy.  The Registrant has added the appropriate risks under “Derivatives Risk.”

9.	Disclose that the Fund will participate in active and frequent trading in the Principal Investment Strategies section.

Response:  The Registrant has added the following disclosure to the Principal Investment Strategies section:

“The Fund’s investment strategy involves active and frequent trading.  As a result, the Fund’s portfolio turnover is expected to exceed 100% on an annual basis, which will result in the Fund incurring transaction costs that detract from performance and is also expected to affect the tax treatment of the Fund’s gains.”

Purchase and Sale of Fund Shares
10.	On page 7 in the Minimum Investments table, consider streamlining the accounts since the amounts are the same.

Response:  The Registrant has revised the table accordingly.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Investment Objective
11.	Describe how the Advisor intends to achieve “lower volatility than the overall global securities markets.” Make the same changes to the summary section.

Response:  The Registrant has amended the disclosure as follows:

“The Fund’s advisor seeks to generate market neutral returns by identifying arbitrage opportunities in the market caused by structural imperfections related to corporate actions and investor behavior related to how different investors interpret the timing, risks and returns of corporate actions.  The Fund’s advisor uses a global multi-strategy approach in seeking out arbitrage opportunities.  These arbitrage strategies include index change strategies (i.e., investing in securities before they are increased or decreased in weight by equity indices), structural change strategies (i.e., investing in equity securities affected by corporate restructuring transactions) and merger arbitrage strategies (i.e., investing in companies that are the target of corporate merger activities).

The Fund’s long/short strategy seeks to generate returns uncorrelated with the market while minimizing risk.  The advisor also seeks to minimize the risks of the Fund’s portfolio by limiting or hedging the Fund’s exposure to certain equity factors such as beta (a measure of an investment’s risk), size, and valuation, as well as its exposure to any particular country or currency.”

Principal Investment Strategies
12.	On page 8, in the last sentence of the third paragraph, disclose what “traditional long/short strategy” is. Explain how this relates to the Fund’s name of market neutral.

Response:  The Registrant has amended the disclosure as follows:

“The Fund’s long/short strategy seeks to generate returns uncorrelated with the market while minimizing risk.  The advisor also seeks to minimize the risks of the Fund’s portfolio by limiting or hedging the Fund’s exposure to certain equity factors such as beta (a measure of an investment’s risk), size, and valuation, as well as its exposure to any particular country or currency.”

13.	Apply all applicable comments to the summary section to Item 9.

Response:  The Registrant has made the suggested revisions.

14.
Provide a better explanation of how a “global, long/short approach that seeks to generate consistent relative market neutral returns” is a market neutral strategy and how the Advisor intends to achieve this strategy.

Response:  The Registrant has added the following disclosure:

“The Fund’s advisor seeks to generate market neutral returns by identifying arbitrage opportunities in the market caused by structural imperfections related to corporate actions and investor behavior related to how different investors interpret the timing, risks and returns of corporate actions.  The Fund’s advisor uses a global multi-strategy approach in seeking out arbitrage opportunities.  These arbitrage strategies include index change strategies (i.e., investing in securities before they are increased or decreased in weight by equity indices), structural change strategies (i.e., investing in equity securities affected by corporate restructuring transactions) and merger arbitrage strategies (i.e., investing in companies that are the target of corporate merger activities).”

15.	In reference to use of the term “multi-strategy approach,” indicate how the Fund uses a multi-strategy approach, currently only a global approach is disclosed.

Response:  The Registrant has amended the disclosure as follows:

“The Fund’s advisor uses a global multi-strategy approach in seeking out arbitrage opportunities.  These arbitrage strategies include index change strategies (i.e., investing in securities before they are increased or decreased in weight by equity indices), structural change strategies (i.e., investing in equity securities affected by corporate restructuring transactions) and merger arbitrage strategies (i.e., investing in companies that are the target of corporate merger activities).”

16.	In reference to “merger arbitrage” and “corporate restructuring,” include event-driven risk under Principal Risks of Investing.

Response:  The Registrant has added an event-driven risk to the Principal Risks of Investing section as follows:

“Event-Driven Risk.  The evaluation by the Fund’s advisor of the outcome of a proposed corporate event, whether it be a merger, reorganization, regulatory issue or other event, may prove incorrect and the Fund’s return on the investment may be negative. Even if the judgment by the Fund’s advisor regarding the likelihood of a specific outcome proves correct, the expected event may be delayed or completed on terms other than those originally proposed, which may cause the Fund to lose money or fail to achieve a desired rate of return. These risks may be realized for a variety of reasons, such as the inability to finance a transaction, lack of regulatory approval from state, federal or international agencies or failure of shareholders to approve a transaction.”

Principal Risks of Investing
17.	Confirm whether use of “futures contracts” and “options,” as referenced under “Leveraging Risk” is a principal strategy. If so, include them in the Principal Investment Strategy section.

Response: The Registrant has revised the disclosure as follows:

“The types of derivatives the Fund may use include index and equity futures contracts, listed and over-the-counter options, forward contracts on currencies, options on securities indices and equity swaps.”

Management of the Fund
18.	On page 11 and 12, there are two conflicting founding dates for Stone Toro Investment Advisers LP, please make these dates consistent.

Response:  The Registrant confirms that the Advisor was founded in 2010 and has amended the disclosures accordingly.

Portfolio Manager
19.	On page 12, state that the portfolio manager is “primarily” responsible for the day-to-day management of the Fund.

Response:  The Registrant has made the requested revision and has amended the disclosure as follows:

“Jeffrey Russo, CFA, CMT, is primarily responsible for the day-to-day management of the Fund.”

Distribution and Shareholder Service Plan
20.
On page 13 the title of the section is “Distribution and Service (Rule 12b-1) Fees (For Class A Shares)”, but the section applies to both Class A Shares and Class C Shares.  Please revise the heading and the disclosure accordingly.

Response:  The Registrant has revised the disclosure accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Control Persons, Principal Shareholders, and Management Ownership
21.	On page B-36, provide a description of Michael Jarzyna, the individual who controls the Fund.

Response:  The Registrant confirms that Michael Jarzyna will not control the Fund.  Instead, Jeffrey Russo will be the initial shareholder of and will control the Fund.  The Registrant has revised the disclosure accordingly as follows:

“As of the date of this SAI, the Fund is under the control of Jeffrey Russo, a founding member and Portfolio Manager of the Fund, who had voting authority with respect to 100% of the outstanding shares in the Fund on such date.”

22.	On page B-38 under “Compensation,” clarify and disclose whether or not the Portfolio Manager receives a portion of the Advisor’s profits.

Response:  The Registrant has made the following clarifying revisions to the disclosure:

“Compensation.  The portfolio manager is a founding partner of Stone Toro and does not receive a fixed salary.  The portfolio manager’s compensation and bonus is based on the Adviser’s overall profitability, not the profitability of a single fund or strategy.”

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust